UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 8, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  March 9, 2012

Exhibit No.	Description
1.	Press release, dated March 8, 2012

Exhibit 1

Jinpan International Reports Fourth Quarter and Full Year 2011 Financial Results

~ Fourth Quarter 2011 Net Sales Increase 49.4% Year-to-Year to $64.1 Million ~

CARLSTADT, N.J., March 8, 2012 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced the unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Results

Net sales for the fourth quarter were $64.1 million, a 49.4% increase from $42.9 million in the same period last year.  The increase in sales was primarily the result of higher transformer sales both in the Company's domestic business and increased international sales.  In the fourth quarter, domestic sales accounted for $59.8 million, or 93.3% of net sales, compared to $40.0 million, which also represented 93.3% of net sales in the same period last year.  Net sales outside of China for the quarter were $4.3 million, compared to $2.9 million for the same period last year.  The quarterly figures for both years represented 6.7 % of net sales.

The sales of cast resin transformers (excluding those for wind power applications), switchgears and unit substations represented $57.1 million, or 89.1% of net sales in the fourth quarter, while wind energy products represented $7.0 million, or 10.9% of net sales during this quarter.

Gross profit in the fourth quarter increased 32.9% year over year to $22.2 million from $16.7 million.  Fourth quarter 2011 gross profit margin was 34.6%, compared to 38.9% in the prior year period, and 37.4% in the 2011 third quarter.  During the fourth quarter, the Company completed a one-time sale of approximately $2.0 million worth of silicon steel to a customer, which to some extent negatively impacted gross profit margin.  Excluding this sale, gross margin for the fourth quarter would have increased to 35.7%.  Selling and administrative expenses in the fourth quarter were $16.2 million, or 25.3% of net sales, compared to $11.2 million, or 26.0% of net sales in the same period last year.   Selling expenses increased in the fourth quarter as a result of increased sales.  Administrative expenses increased due to higher Research and Development expenses and staff salaries related to the Company's expanded manufacturing initiatives.

Operating income for the fourth quarter increased 7.3% to $5.9 million, or 9.2% of net sales, from $5.5 million, or 12.8% of net sales, in the same period last year.  Net income for this quarter decreased 8.5% to $5.4 million, or $0.33 per diluted share, from $5.9 million, or $0.36 per diluted share, in the same period last year.  Fourth quarter net income as a percentage of net sales was 8.4% compared to 13.7% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented: "Overall, we experienced strong results in the fourth quarter 2011 and were pleased to finish the 2011 fiscal year with record revenue and net profit.  Our growth was fueled by solid demand in both our domestic and international operations.  We continue to make progress improving our competitive position for cast resin transformer products in the Chinese market.  Over the past several years, we have made a conscious effort to enhance our operations in the areas of product engineering, marketing, R&D and business development to increase market share against our domestic competitors.  These initiatives are paying off today with strong domestic customer orders which we believe will continue through 2012.  In our international business, orders primarily for wind related transformers grew quite favorably.  We currently work with three (3) major international OEM's and continue to cultivate new customer opportunities."

"As our capacity utilization remains at elevated levels and customer demand for our products increases, we continue to expand our manufacturing capabilities.  We have expanded our Haikou facility, which increased our total manufacturing capacity by 25% in 2012.  Additionally, we remain on target with regard to the development of the first phase of our integrated cast resin and transformer manufacturing plant located in Guilin which will add additional manufacturing capacity at the end of this year."

Results for the Full Fiscal Year 2011

For the full year, total sales increased 52.2% to $218.9 million from $143.8 million in the prior year.

Gross profit in 2011 increased 43.9% year-over-year to $80.3 million from $55.8 million and gross profit margin decreased by 2.1% year over year to 36.7% from 38.8%.

Selling and administrative expenses in 2011 were $54.3 million or 24.8% of net sales, compared to $40.7 million, or 28.3% of net sales, in the prior year.

Operating profit in 2011 increased 71.1% to $26.0 million, or 11.9% of net sales, compared to $15.2 million, or 10.6% of net sales, in the prior year.

Net income in 2011 increased 78.4% to $23.9 million, or $1.45 per diluted share, compared to $13.4 million, or $0.81 per diluted share, in the prior year.

Balance Sheet

As of December 31, 2011, the Company had $24.2 million in cash and cash equivalents, compared to $27.5 million at December 31, 2010.  The Company's accounts receivable on December 31, 2011 totaled $110.4 million, compared to $75.7 million at December 31, 2010.  Notes payable in the 2011 fourth quarter decreased to $13.6 million compared to $27.1 million at the end of December 31, 2010.  Total bank loans outstanding at December 31, 2011 increase to $23.0 million as compared to $13.7 million at December 31, 2010.

Financial Outlook

For the full year 2012, the Company currently anticipates net sales growth of 20-25% to $262-$273 million, gross profit margin of 33%-35%, and net income growth of approximately 17-22% to $27.8-$29.0 million.

"We believe 2012 will be another exciting year for Jinpan.  As we look at our market opportunities this year, we intend to actively pursue the large market opportunity for standardized cast resin transformers in China where we have less than 10% of the total market share.  We also intend to further expand our position in the international market.  Domestic sales are expected to represent approximately 88% of total revenue while international revenue is expected to represent 12% of total revenue in 2012.  As of the end of February 2012, our backlog grew to $112 million, which is a 10% increase from the end of December 2011.  With our expanding manufacturing capacity, leading research, design and engineering capabilities and appropriate development strategies, we believe Jinpan remains poised to deliver sustainable, long-term growth," concluded Mr. Li.

Conference Call Information

Jinpan's management will host an earnings conference call on March 8, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-913-312-0961.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through March 22nd, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 1715634.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products.  Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages.  The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers.  Its principal executive offices are located in Hainan, China and its United States headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2010 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

(Financial Statements Follow)

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Twelve Month Periods Ended December 31, 2011

	Three months ended December 31	Three months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2011	2010	2011	2010
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	64,076	42,898	218,869	143,807
Cost of Goods Sold	(41,916)	(26,230)	(138,579)	(87,971)
Gross Margin	22,160	16,669	80,290	55,836

Operating Expenses
Selling and administrative	(16,217)	(11,169)	(54,292)	(40,673)
Operating income	5,943	5,500	25,998	15,163

Interest Expenses	(387)	(150)	(1,252)	(309)
Other Income	413	1,173	2,409	2,443
Income before income taxes	5,969	6,523	27,155	17,297

Income taxes	(563)	(651)	(3,301)	(3,913)
Net income	5,406	5,872	23,854	13,384

Earnings per share

-Basic	US$0.33	US$0.36	US$1.48	US$0.83

-Diluted	US$0.33	US$0.36	US$1.45	US$0.81

Weighted average number of shares

-Basic	16,163,696	16,159,893	16,163,696	16,159,893

-Diluted	16,441,544	16,338,491	16,456,611	16,457,462

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	Dec 30,	December 31,
	2011	2010
	US$	US$
Assets

Current assets:

Cash and cash equivalents	24,218	27,527
Restricted cash	322	1,079
Accounts receivable, net	110,382	75,658
Inventories	36,675	29,532
Prepaid expenses	13,251	28,939
Other receivables	22,993	9,833
Total current assets	207,841	172,568

Property, plant and equipment, net	37,102	32,138

Construction in progress	2,406	1,861

Land use right	15,523	6,374
Intangible asset-Goodwill	13,370	12,721
Other assets	76	69
Deferred tax assets	1,044	858
Total assets	277,362	226,589

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	21,425	12,080
Accounts payable	22,833	13,269
Notes Payable	13,611	27,111
Tax Payable	2,335	1,659
Advance from customers	12,642	5,319
Other Payable	22,073	14,061
Total current liabilities	94,919	73,499

Long Term Loan	1,550	1,597
Shareholders' equity:
Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,395,456 in 2011 and 2010	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2011 and 2010	-	-
Additional paid-in capital	36,114	35,738
Reserves	12,023	9,514
Retained earnings	111,915	92,834
Accumulated other comprehensive income	20,392	12,958
	181,372	151,972
Less: Treasury shares at cost, common stock-227,306 in 2011 and 2010	(479)	(479)
Total shareholders' equity	180,893	151,493

Total liabilities and shareholders' equity	277,362	226,589

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Twelve Months Ended December 31, 2011(Unaudited)

	Twelve months ended Dec 30	Twelve months ended Dec 30
	2011	2010
Operating activities
Net income	23,854	13,384
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	4,301	3,636
Provision for Doubtful Debt	861	257
Provision for inventories	388	338
Loss/(Gain) on disposal of fixed assets	19	(67)
Deferred Income Tax	(139)	(488)
Stock-based compensation cost	371	213
Changes in operating assets and liabilities
Restricted cash	793	1,006
Accounts receivable	(31,063)	(9,618)
Notes receivable	(13,125)	2,129
Inventories	(5,883)	(3,414)
Prepaid expenses	16,739	(18,571)
Other receivables	(532)	(1,972)
Accounts payable	8,481	2,524
Notes Payable	(14,514)	21,614
Income tax	576	(241)
Value added tax	1,075	(4,136)
Advance from customers	6,875	1,182
Government Grant	774	(556)
Other liabilities	4,226	(5,376)
Net cash provided by/(used in) operating activities	4,077	1,844
Investing activities
Purchases of property, plant and equipment	(7,347)	(8,202)
Proceeds from sales of property, plant and equipment	31	111
Payment for construction in progress	(372)	-
Long Term Prepaid Lease	(5,275)	(195)
Payment for investment in subsidiary	(1,785)	-
Investment in Beijing Jinpan Huineng Electronics Co	-	(30)
Net cash provided by (used in) investing activities	(14,748)	(8,316)
Financing activities
Proceeds from bank loan	46,795	16,726
Repayment of bank loan	(38,409)	(4,925)
Proceeds from exercise of stock options	-	30
Dividends paid	(2,263)	(2,293)
Net cash provided by/(used in) financing activities	6,123	9,538
Effect of exchange rate changes on cash	1,239	797
Net increase/(decrease) in cash and cash equivalents	(3,309)	3,863
Cash and cash equivalents at beginning of year	27,527	23,664
Cash and cash equivalents at end of the period	24,218	27,527

Interest paid	1,285	250
Income taxes paid	2,742	4,665

SOURCE Jinpan International Ltd